EXHIBIT 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Intention to terminate New York Stock Exchange listing and deregister under the U.S. Securities Exchange Act of 1934

Marine Harvest ASA's Board of Directors resolved on 14 February 2017 to delist the Marine Harvest's American Depositary Shares ("ADSs"), each representing one ordinary share ("Share") of Marine Harvest, from the New York Stock Exchange ("NYSE") and to terminate the registration of the ADSs and Shares under the U.S. Securities Exchange Act of 1934 ("Exchange Act"). In the future, the Shares will continue to be listed on the Oslo Stock Exchange only.

Only about 3 percent of the worldwide trading volume in the Shares (in the form of Shares or ADSs) in the past 12 months occurred in the United States while the costs of maintaining a NYSE listing and a registration under the Exchange Act are significant. The Board of Marine Harvest has therefore concluded that it is in the best interest of the shareholders to discontinue the US listing and terminate its reporting obligations in the US.

Marine Harvest Chief Financial Officer Ivan Vindheim said: "The delisting and deregistration will enable us to simplify financial reporting processes, while maintaining the same high-quality IFRS compliant financial reporting and disclosures. Corporate governance will not be affected, as important governance bodies such as the Board Audit Committee will remain, in addition to an adequate level of internal controls. We will also maintain the same strong focus on serving our US investor base as we have had in the past."

Following the delisting and deregistration, Marine Harvest will continue to be subject to the rules of the Oslo Stock Exchange and other Norwegian and European Union financial market regulations.

Marine Harvest intends to initiate the delisting process promptly after the date of this stock exchange release. Subject to applicable laws and the NYSE rules, Marine Harvest intends to complete the delisting and deregistration as promptly as practicable thereafter.

Marine Harvest intends to maintain its ADR program as a Level 1 Sponsored program and Citibank will remain as the Depositary. Accordingly, following delisting, Marine Harvest's ADSs will be traded in the US over-the-counter. Marine Harvest has not arranged for the listing of its ADSs or the Shares on another national securities exchange in the US or for the quotation of its ADS's or the Shares in a quotation system in the US.

For further information, please contact:
Ivan Vindheim, CFO, Mobile: +47 958 71 310
Kim Galtung Døsvig, IR Officer & Head of Treasury. Mobile: +47 908 76 339

This information is subject of the disclosure requirements pursuant to section of 5-12 of the Norwegian Securities Trading Act.

Forward looking statements

This release includes forward-looking statements, such as statements that relate to Marine Harvest's intention to delist its ADSs from the NYSE and to deregister its ADSs and Shares under the Exchange Act, the timing of any such delisting and deregistration, the plan to remain listed on the Oslo Stock Exchange, the effect that delisting and deregistration would have on Marine Harvest's financial reporting processes, the quality of financial reporting and disclosures in Marine Harvest's future financial statements, the quality of Marine Harvest's internal controls, the corporate governance that will be maintained by Marine Harvest and the plan to maintain a Level 1 Sponsored ADS program. Forward-looking statements may be identified by words or phrases, such as "enable", "will", "intend", and similar expressions or future or conditional verbs. Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including Marine Harvest's ability to comply with applicable laws and regulations, including the Exchange Act (and the rules and regulations promulgated thereunder) and the NYSE rules, feasibility or desirability of maintaining a Level 1 Sponsored ADS program and Marine Harvest's ability to prepare its financial statements in compliance with the relevant financial reporting standards and maintain adequate internal controls. Marine Harvest ASA's annual report on Form 20-F for fiscal year 2015, including the section captioned "Risk Factors," contain additional information about factors that could affect actual results. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement beyond its obligations under applicable law.